UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated October 21, 2015.

2.              Q3 2015 Financial Information.

3.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Items 1 and 2 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

ABB: Steering through challenging markets

Zurich, Switzerland, October 21, 2015: Third-quarter highlights

•             Order pattern reflects adverse market conditions

•             Base orders -3%1,2 total orders comparison impacted by record Q3 2014 large orders (-12%)

•             Book-to-bill ratio2 positive at 1.03x and year-to-date 1.07x

•             Revenues -2% on lower short-cycle volumes

•             Operational EBITA margin up 50 basis points to 12.5%

•             Operational earnings per share2 +2% (constant currency)

•             Financials impacted by currency translation due to strong appreciation of US dollar

•             Stage 2 of Next Level strategy aimed at accelerating ABB’s transformation

“Our Q3 results reflect the challenging markets we face. Short-cycle demand in oil and gas, China and the US was down and the orders compare to a strong Q3 2014 when we won a record amount of large orders in Power Systems and Process Automation,” said CEO Ulrich Spiesshofer. “However, building on our Next Level strategy, we were able to win key customer orders and to deliver margin accretion as well as a positive book-to-bill ratio in spite of significant market headwinds,” he said. “We delivered a 50 basis point improvement in operational EBITA margin and higher operational earnings per share by building on our strong focus on execution, restructuring and cost measures as well as the Power Systems ‘step change’ program.”

“We have launched Stage 2 of our Next Level strategy aimed at accelerating ABB’s transformation,” Spiesshofer said. “Markets are expected to remain challenging well into 2016. In this environment we continue to drive “self-help” by focusing on growth opportunities in a disciplined way while mitigating the impact of market headwinds through capacity adjustments, productivity measures and cost reductions. Executing our 1,000- day white-collar productivity and ongoing restructuring programs is pivotal,” he said. “We kicked off the announced strategic portfolio review of the future Power Grids division and are on track to complete it in 2016, as previously stated.

“Overall, we will continue to drive the execution of our Next Level strategy to deliver on profitable growth and sustainable value creation in challenging markets,” he said.

Key Figures

			Change				Change
($ in millions, unless otherwise indicated)	Q3 2015	Q3 2014	US$	Like-for- like[2]	9M 2015	9M 2014	US$	Like-for- like[2]
Orders	8,767	11,225	-22%	-12%	28,167	32,150	-12%	0%
Revenues	8,519	9,823	-13%	-2%	26,239	29,484	-11%	+1%
Operational EBITA[3]	1,081	1,189	-9%	-1%	3,088	3,322	-7%	+4%
as % of operational revenues[2]	12.5%	12.0%	0.5 pts		11.8%	11.2%	0.6 pts
Net income	577	734	-21%		1,729	1,914	-10%
Basic EPS ($)	0.26	0.32	-19%[4]		0.77	0.83	-7%[4]
Operational EPS[2] ($) (constant currency basis)	0.35	0.35	+2%[4]		0.99	0.94	+5%[4]
Cash flow from operating activities	1,173	1,169	0%		1,824	2,012	-9%

Short-term outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace

1  Growth rates for orders and revenues on a like-for-like basis (local currency adjusted for acquisitions and divestitures). US$ growth rates are presented in Key Figures table

2  For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q3 2015 Financial Information

3  For a reconciliation of Operational EBITA to income from continuing operations before taxes see Note 13 to the Interim Consolidated Financial Information (unaudited)

4  EPS growth rates are computed using unrounded amounts. Operational EPS growth is in constant currency.

than in 2014. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world. Current oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

Q3 2015 Group Results

Market overview

Demand in ABB’s three major customer sectors was softer than in the second quarter, reflecting ongoing macro uncertainties and challenges in many markets. Utilities remained cautious but continued to make selective investments in infrastructure-critical power transmission projects. For example, ABB won a large order for a high-voltage direct current (HVDC) interconnection between the power grids of the United Kingdom and Norway, to increase power supply for both countries and support the integration of more renewable wind and hydroelectric energy into their networks. In addition, ABB won orders in China to boost power capacity and grid reliability. This included two new UHVDC power transmission links that are designed to transport 8,000 megawatts each of wind and thermal power from Shanxi to Nanjing and from Jiuquan to Hunan, to meet the electricity needs of 26 million consumers.

Demand from industrial customers was subdued. Low oil prices resulted in a continued restraint of discretionary spending by oil and gas customers in the quarter. However, the need for cutting edge solutions to increase efficiency and to use renewable power generation to lower the environmental impact continued to be important demand drivers. In this context, the company won a $90- million order for a high-voltage cable system to supply power from the Norwegian power grid to the Johan Sverdrup offshore oil field. Supplying electric power from shore for offshore oil and gas production avoids the need for offshore resources and to burn diesel or gas out at sea to power the equipment, which is much safer and more energy efficient. In addition, demand for Robotics solutions in general industry is growing as there is an increased need for automated processes and productivity. YuMi, ABB’s collaborative robot, helps meet this need and is in high demand.

The infrastructure and transportation market was mixed, with continuing strong demand from the renewable energy sector. For example, the company won a strategically significant order in the quarter from Socabelec to install a microgrid solution to boost renewable energy use in a remote community in Kenya. ABB’s stabilization system will be integrated into the existing power network and will interface with existing diesel power station controls, to maximize renewable energy penetration and utilize excess wind energy generated.

Orders

Total orders received in the quarter were 12 percent lower on a like-for-like basis (22 percent in US dollars) compared with the third quarter of 2014 in which the Group won a record amount of large orders in its Power Systems and Process Automation divisions. The higher US dollar versus the prior year period resulted in a negative translation impact on reported orders of 10 percent.

The order backlog at the end of September 2015 amounted to $25,371 million, an increase of 4 percent (down 6 percent in US dollars) compared with the end of the same quarter in 2014.

Base orders (below $15 million) decreased 3 percent (14 percent in US dollars) compared with a strong third quarter of 2014. Base orders were steady in Process Automation while declining in the remaining divisions. Large orders ($15 million and above) decreased 38 percent (46 percent in US dollars) compared with the same quarter of 2014 when ABB won numerous large orders. In Low Voltage Products and Power Products large orders were higher compared with the same quarter last year, while they were lower in the other divisions. Large orders represented 17 percent of total orders compared with 25 percent in the same quarter a year ago reflecting the continued cautious ordering pattern of key customer segments.

Despite double-digit order growth in countries such as Germany and Norway, overall orders declined in Europe. For the Americas and Asia, Middle East & Africa (AMEA) total orders decreased by 1 percent and 18 percent respectively even though total orders were up in the United States, China and India.

Service orders declined 4 percent (17 percent in US dollars) compared with the third quarter last year and represented 16 percent of total orders compared with 15 percent a year ago.

The book-to-bill2 ratio in the third quarter remained positive at 1.03x compared with 1.14x in the same quarter a year earlier. For the first nine months, book-to-bill remained positive at 1.07x and was above 1.0x in all divisions.

Revenues

Revenues in the third quarter declined 2 percent on a like-for-like basis (13 percent in US dollars). Revenues increased in Power Products and Power Systems due to strong execution of the order backlog. Revenues in the other divisions declined, primarily due to a lack of short-cycle volumes and weak demand in many parts of the distribution channels in the first nine months of 2015. The higher US dollar versus the prior year period resulted in a negative currency translation impact on revenues of 10 percent; 2014 divestitures had a negative impact of 1 percent.

Total service revenues increased 5 percent (down 11 percent in US dollars) and were 16 percent of total revenues.

Operational EBITA

Operational EBITA declined 1 percent on a like-for-like basis (9 percent in US dollars), reflecting the lower revenue base. Currency translation negatively impacted operational EBITA by approximately 8 percent.

The operational EBITA margin increased 50 basis points to 12.5 percent, led by the turnaround in Power Systems and ongoing restructuring and cost savings measures. The increased profitability in Low Voltage Products reflects a strong focus on cost savings and execution. The operational EBITA margin in Discrete Automation and Motion decreased principally due to a decline in the share of higher-margin standard products and services in total revenues, mainly resulting from weaker demand in the oil and gas sector in recent quarters. Process Automation was negatively impacted by reduced short-cycle discretionary spend for oil and gas. In Power Products, the operational EBITA margin was steady, as higher revenues offset unfavorable mix effects and ramp-up costs associated with new production facilities in key markets.

Operational EPS and net income

Operational EPS2 on a constant currency basis was at $0.35, increasing 2 percent5. Basic earnings per share amounted to $0.26 in the third quarter compared with $0.32 in the same quarter a year earlier. Net income for the quarter decreased 21 percent to $577 million and was negatively impacted by significant currency translation effects. In the same quarter in 2014, net income was positively affected by an after-tax gain from the sale of businesses of $145 million.

Cash flow

ABB reported steady cash flow from operating activities of $1,173 million in the third quarter compared with $1,169 million in the same quarter of 2014. The impact of the lower net income was offset by stronger working capital management.

5  Operational EPS growth is computed using unrounded amounts on a constant currency basis

Stage 2 of Next Level strategy

ABB launched Stage 2 of its Next Level strategy in September 2015 to accelerate ABB’s transformation. Stage 2 comprises a significant set of actions to drive the shift of our center of gravity toward higher growth, greater competitiveness and lower risk while initiating additional and accelerating existing execution improvement projects. Implementation of Stage 2 of the Next Level strategy continues along the three focus areas profitable growth, relentless execution and business-led collaboration.

Profitable growth

In line with the shift in the company’s center of gravity, ABB is realigning its divisional structure to unlock additional value by structuring the divisions more strongly according to customer needs. As of January 1, 2016, ABB will operate in a streamlined set-up of four divisions. The new Power Grids division will focus on the changing needs of utility customers with ABB’s complete power and automation offering for transmission and distribution delivered from a single source—“power & automation for the grid”. ABB’s leading offering to industry and transport & infrastructure—“power & automation for the site”—will be provided by three divisions. The new Electrification Products division will combine ABB’s leading low- and medium-voltage businesses. The Discrete Automation and Motion and Process Automation divisions will be further aligned, better addressing customer needs and delivering operational efficiency.

A strategic portfolio review of the Power Grids division was initiated and is well on track to be completed in 2016.

Organic growth remains the key focus of ABB’s efforts to accelerate sustainable value creation and is driven through the framework of penetration, innovation and expansion (PIE).

In the third quarter of 2015, ABB continued to drive growth through increased market penetration in targeted geographic and industry segments. For example, ABB supported India’s power infrastructure development by providing plant electrification, automation and substation solutions for solar power plants. The company has delivered several projects in India to become the first company in the country to deliver solar inverter solutions with a cumulative capacity of two gigawatts, or half of the overall installed base of four gigawatts in India.

Innovation continued to be a focus for growth and the company introduced several new offerings, including the innovative and successful collaboration with Dutch weather forecasting specialist, Meteo Group, to equip 140 container vessels with advisory software to optimize routes helping them to drive vessel efficiency and avoid conditions that could be harmful to the ship and its cargo or compromise energy efficiency and route schedules. ABB also commissioned the world’s first high- and medium-voltage switchgear installation for Swiss utility EWZ with a new eco-efficient gas that significantly lowers the environmental impact by offering an alternative gas mixture to the conventional sulfur hexafluoride. The global warming potential (GWP) of the new gas mixture of this solution is almost 100 percent lower than the GWP of sulfur hexafluoride.

Expansion into new high-growth markets is another driver of profitable growth. ABB and Microsoft Corp. announced the worldwide availability of a new electric vehicle (EV) fast-charging services platform. Combining ABB’s leading EV charging stations with Microsoft’s Azure cloud-based services will ensure stability, global scalability and advanced management features for ABB customers. The collaboration will also take advantage of machine learning and predictive analytic capabilities to drive future innovations. In addition, the company expanded its Asian manufacturing footprint in the quarter with a new switchgear unit in Indonesia. The medium-voltage air-insulated switchgear (AIS) will facilitate efficient and reliable power distribution and help address the increasing demand for electricity, which is driven by population growth, the need to power up many more islands and a growing industrial sector in the country.

Relentless execution

In Stage 2 of the Next Level strategy, ABB aims to close the gap in its operating performance compared with its best-in-class peers. The goal is to further transform toward a leading operating model with business processes more focused on customer needs, and an enhanced performance management system, including compensation tied more closely to performance, as well as the development of a world class people and true performance culture.

This is being supported through focused 1,000-day programs to drive white-collar productivity—becoming lean for growth—and working capital management to provide cash for growth.

ABB’s white-collar productivity program is aimed at making the company leaner, faster and more customer focused. Business functions, support functions and organizational complexity are in scope of this program. Productivity improvements include the rapid expansion of regional shared services and the streamlining of global operations and head office functions, with business units moving closer to key markets. The company aims to achieve cost savings at a run rate of $1 billion a year by the end of 2017, in addition to the ongoing program to reduce costs equivalent to 3-5 percent of cost of sales each year. The work streams are on track and the consultation process with employee representatives has started.

With regard to the working capital program, the first priority is to step up efforts to improve inventory management through the entire value chain, from product design through manufacturing and logistics. Measures are being taken to reduce unbilled receivables in large projects. The company’s ambition is to increase the number of inventory turns in line with industry benchmarks. The program is expected to free up at least $2 billion in cash by the end of 2017.

Business-led collaboration

ABB continued to drive its transformation, which is aimed at improving customer focus and increasing agility to support the achievement of its 2015-2020 targets. The streamlined organization with a realigned divisional structure is ready to commence operation in January 2016. In order to drive sales productivity and collaboration across the Group, Salesforce.com was rolled out further as a common sales platform and is now operational in 14 countries. The Group Account Management team has a focused customer approach and initial pilots show proof of success.

Updated 2015-20 financial targets

In September 2015, the company aligned its 2015-2020 revenue growth target with reduced macroeconomic expectations while keeping its ambition relative to the market. The average annual revenue growth rate target over the period from 2015 to 2020 is now 3-6 percent6 (previously 4-7 percent). The driving factors for this change include the expected continuation of lower oil prices, signs of slowing industrial production growth and forecasted emerging market growth below the levels projected in 2014. All other targets are confirmed.

Management changes

ABB announced the following changes to the Executive Committee effective January 1, 2016:

Claudio Facchin, currently President of the Power Systems division, will assume responsibility for the new Power Grids division. Tarak Mehta, currently President of the Low Voltage Products division, will assume responsibility for the new Electrification Products division. Bernhard Jucker, currently President of the Power Products division, will assume new responsibilities as President of the Europe region and chairman of the newly-created Divisional Transformation Team. Veli-Matti Reinikkala, currently President of the Europe region, will retire after 22 years with the company.

6  Average annual revenue growth on a like-for-like basis, over six years, base year 2014

Shareholder returns

ABB announced a $4 billion share buyback program in September 2014 in line with the Next Level strategy to accelerate sustainable value creation. During the third quarter of 2015, ABB purchased 4.9 million shares under the program with a buyback value of approximately $95 million. Since the program was announced, the company has purchased a total of approximately 80 million shares with a buyback value of approximately $1.8 billion.

Outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signals in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2014. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world. Current oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

The long-term demand outlook in ABB’s three major customer sectors—utilities, industry, and transport & infrastructure—remains positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements through the internet of things, services and people and Industry 4.0, as well as rapid urbanization and the need for energy efficiency in transport and infrastructure.

ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

Q3 Divisional Performance

($ in millions,		Change			Change
unless otherwise indicated)	Orders	US$	Like-for- like	Revenues	US$	Like-for- like	Operational EBITA %	Change		Cash from operations	Change
Discrete Automation & Motion	2,241	-17%	-9%	2,220	-16%	-7%	14.8%	-1.7	pts	420	+3%
Low Voltage Products	1,645	-14%	0%	1,637	-15%	-3%	18.1%	+1.8	pts	333	+8%
Process Automation	1,372	-48%	-39%	1,461	-23%	-8%	10.5%	-1.2	pts	188	-27%
Power Products	2,446	-10%	0%	2,332	-5%	+6%	12.5%	-0.1	pts	228	-30%
Power Systems	1,692	-22%	-11%	1,481	-10%	+3%	4.6%	+5.2	pts	108	n.a.
Corporate & other (incl. inter-division elimination)	-629			-612						-104
ABB Group	8,767	-22%	-12%	8,519	-13%	-2%	12.5%	+0.5	pts	1,173	0%

Discrete Automation and Motion:

Total orders declined in the quarter due to lower demand for standard products and services such as large motors and drives used in the process industries in key markets such as the US and China. Continued investments in automation for general industries continue to drive growth in robotics. Revenues reflect the lower short cycle business which could not be compensated by executing the strong order backlog. The operational EBITA margin decreased mainly as a result of lower volumes in the quarter and a lower share of standard product revenues. Focused capacity adjustments and restructuring are being further ramped up and are underway.

Low Voltage Products:

Orders were steady despite the difficult market environment. Europe’s positive order development offset declines in AMEA and the Americas. In particular, product orders were softer in China, the US and Canada. Revenues were impacted by the timing of execution of the systems order backlog. The higher operational EBITA margin reflects targeted productivity measures, increased cost savings and the strong focus on execution.

Process Automation:

The significant decline in orders mainly resulted from the comparison to the very high large orders booked in Q3 2014 and lower spending in the oil and gas sector. Subdued short-cycle orders in the first nine months of 2015 translated into lower revenues. Operational EBITA and margin declined due to weaker revenues and an unfavorable mix. Capacity adjustments are underway.

Power Products:

Total orders for the quarter were steady as increased orders for power transmission projects in the US and China offset weaker demand for base orders from the industry sectors. Revenues increased during the quarter, mainly due to the successful execution of a strong order backlog. The operational EBITA margin was steady as higher revenues offset unfavorable mix effects and ramp-up costs associated with new production facilities in key markets.

Power Systems:

Orders during the quarter were lower than the third quarter of 2014 largely due to the timing of large orders, challenging macro-economic conditions and project selectivity. Revenue growth was mainly driven by steady execution of a strong order backlog. During the quarter, the company achieved two important milestones in its offshore wind business by successfully commissioning and handing over the DolWin1 project and installing DolWin beta, the world’s most powerful offshore converter station for the DolWin2 project, in the North Sea. In addition, the first phase of the North-East Agra transmission link was energized in India. Operational EBITA and the related margin increased mainly as a result of ongoing ‘step change’ measures and continued cost savings to return the division to higher and more consistent profitability.

More information

The Q3 2015 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a conference call for the media today starting at 9:00 a.m. Central European Time (CET) (8:00 a.m. GMT +1, 3:00 a.m. EST). The event will be accessible by conference call. UK. callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (long distance tariff). Lines will be open 15 minutes before the start of the conference. Audio playback of the call will be available one hour after the call and available for 24 hours: Playback numbers: +44 207 108 6233 (UK.), +41 91 612 4330 (rest of Europe) or +1 631 982 4566 (US/Canada). The code is 12222 followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. GMT +1, 8:00 a.m. EST). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +1 631 570 5613 (US/Canada local tariff), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 from Sweden or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2015/2016

Fourth-quarter and full-year 2015 results	February 3, 2016
First quarter 2016 results	April 20, 2016
Annual General Meeting (Zurich)	April 21, 2016
Second quarter 2016 results	July 21, 2016
Third quarter 2016 results	October 27, 2016

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 140,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the Short-term outlook, Stage 2 of Next Level strategy and Outlook sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, October 21, 2015

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations	Investor Relations	ABB Ltd
Michael Schiendorfer,	Tel. +41 43 317 71 11	Affolternstrasse 44
Antonio Ligi, Sandra Wiesner	investor.relations@ch.abb.com	8050 Zurich
Tel: +41 43 317 7111		Switzerland
media.relations@ch.abb.com

 Q3 2015 Financial Information

Financial Information 3 Key Figures 8 8 9 Interim Consolidated Financial Information (unaudited) Interim Consolidated Income Statements Interim Condensed Consolidated Statements of Comprehensive Income Interim Consolidated Balance Sheets Interim Consolidated Statements of Cash Flows Interim Consolidated Statements of Changes in Stockholders’ Equity Notes to the Interim Consolidated Financial Information 10 11 12 13 31 Supplemental Reconciliations and Definitions Q3 2015 | Financial Information 2

Key Figures Change Change 1 For a reconciliation of non-GAAP measures see “Supplemental Reconciliations and Definitions” on page 31. 2 For a reconciliation of Operational EBITA to Income from continuing operations before taxes see Note 13 to the Interim Consolidated Financial Information (unaudited). 3 EPS growth rates are computed using unrounded amounts. Operational EPS growth is in constant currency. Q3 2015 | Financial Information 3 ($ in millions, unless otherwise indicated) 9M 2015 9M 2014 US$ Like-for-like1 Orders 28,167 32,150 -12% 0% Revenues 26,239 29,484 -11% 1% Operational EBITA2 3,088 3,322 -7% 4% as % of operational revenues1 11.8% 11.2% Net income 1,729 1,914 -10% Basic earnings per share ($) 0.77 0.83 -7%3 Operational earnings per share1 ($) (constant currency basis) 0.99 0.94 5%3 Cash flow from operating activities 1,824 2,012 -9% ($ in millions, unless otherwise indicated) Q3 2015 Q3 2014 US$Like-for-like1 Orders 8,767 11,225 -22% -12% Revenues 8,519 9,823 -13% -2% Operational EBITA2 1,081 1,189 -9% -1% as % of operational revenues1 12.5% 12.0% Net income 577 734 -21% Basic earnings per share ($) 0.26 0.32 -19%3 Operational earnings per share1 ($) (constant currency basis) 0.35 0.35 2%3 Cash flow from operating activities 1,173 1,169 0%

Q3 2015 | Financial Information 4 ($ in millions, unless otherwise indicated) Q3 2014 Change Q3 2015 US$ Local Like-for-like OrdersABB Group 8,767 11,225 -22% -12% -12% Discrete Automation and Motion 2,241 2,697 -17% -9% -9% Low Voltage Products 1,645 1,914 -14% -3% 0% Process Automation 1,372 2,622 -48% -40% -39% Power Products 2,446 2,725 -10% 0%0% Power Systems 1,692 2,177 -22% -11% -11% Corporate and Other (incl. inter-division eliminations) (910) (629) Order backlog (end September)ABB Group 25,371 27,005 -6% 4%4% Discrete Automation and Motion 4,601 4,741 -3% 5%5% Low Voltage Products 961 994 -3% 9%9% Process Automation 5,404 6,230 -13% -1% 0% Power Products 7,974 8,297 -4% 5%5% Power Systems 8,676 9,128 -5% 6%6% Corporate and Other (incl. inter-division eliminations) (2,385) (2,245) Revenues ABB Group 8,519 9,823 -13% -3% -2% Discrete Automation and Motion 2,220 2,635 -16% -7% -7% Low Voltage Products 1,637 1,921 -15% -4% -3% Process Automation 1,461 1,899 -23% -11% -8% Power Products 2,332 2,455 -5% 6%6% Power Systems 1,481 1,637 -10% 3%3% Corporate and Other (incl. inter-division eliminations) (724) (612) Operational EBITAABB Group 1,081 1,189 -9% -1% -1% Discrete Automation and Motion 335 435 -23% -17% -17% Low Voltage Products 296 314 -6% 5%4% Process Automation 158 221 -29% -21% -19% Power Products 295 312 -5% 3%3% Power Systems 69 (11) n.a.n.a.n.a. Corporate and Other (incl. inter-division eliminations) (82) (72) Operational EBITA %ABB Group 12.5% 12.0% Discrete Automation and Motion 14.8% 16.5% Low Voltage Products 18.1% 16.3% Process Automation 10.5% 11.7% Power Products 12.5% 12.6% Power Systems 4.6% -0.6% Income from operations ABB Group 882 1,222 Discrete Automation and Motion 264 390 Low Voltage Products 276 552 Process Automation 129 214 Power Products 284 283 Power Systems 26 (121) Corporate and Other (incl. inter-division eliminations) (96) (97) Income from operations %ABB Group 10.4% 12.4% Discrete Automation and Motion 11.9% 14.8% Low Voltage Products 16.9% 28.7% Process Automation 8.8% 11.3% Power Products 12.2% 11.5% Power Systems 1.8% -7.4% Cash flow from operating activitiesABB Group 1,173 1,169 Discrete Automation and Motion 420 409 Low Voltage Products 333 308 Process Automation 188 258 Power Products 228 325 Power Systems 108 (92) Corporate and Other (incl. inter-division eliminations) (39) (104)

Q3 2015 | Financial Information 5 ($ in millions, unless otherwise indicated) 9M 2014 Change 9M 2015 US$ Local Like-for-like OrdersABB Group 28,167 32,150 -12% -2% 0% Discrete Automation and Motion 7,238 8,180 -12% -3% -3% Low Voltage Products 5,051 5,828 -13% -3% 2% Process Automation 4,873 6,670 -27% -16% -14% Power Products 7,635 8,216 -7% 2%2% Power Systems 5,460 5,434 0%16%16% Corporate and Other (incl. inter-division eliminations) (2,178) (2,090) Order backlog (end September)ABB Group 25,371 27,005 -6% 4%4% Discrete Automation and Motion 4,601 4,741 -3% 5%5% Low Voltage Products 961 994 -3% 9%9% Process Automation 5,404 6,230 -13% -1% 0% Power Products 7,974 8,297 -4% 5%5% Power Systems 8,676 9,128 -5% 6%6% Corporate and Other (incl. inter-division eliminations) (2,385) (2,245) RevenuesABB Group 26,239 29,484 -11% -1% 1% Discrete Automation and Motion 6,839 7,559 -10% -1% -1% Low Voltage Products 4,923 5,739 -14% -4% 1% Process Automation 4,700 5,854 -20% -8% -5% Power Products 7,006 7,508 -7% 3%3% Power Systems 4,587 5,055 -9% 4%4% Corporate and Other (incl. inter-division eliminations) (2,231) (1,816) Operational EBITAABB Group 3,088 3,322 -7% 2%4% Discrete Automation and Motion 992 1,186 -16% -8% -8% Low Voltage Products 828 934 -11% 0%4% Process Automation 554 695 -20% -12% -9% Power Products 849 959 -11% -3% -3% Power Systems 144 (122) n.a.n.a.n.a. Corporate and Other (incl. inter-division eliminations) (330) (279) Operational EBITA %ABB Group 11.8% 11.2% Discrete Automation and Motion 14.5% 15.7% Low Voltage Products 16.8% 16.2% Process Automation 11.8% 11.9% Power Products 12.1% 12.7% Power Systems 3.2% -2.4% Income from operations ABB Group 2,702 3,129 Discrete Automation and Motion 857 1,065 Low Voltage Products 756 1,208 Process Automation 508 650 Power Products 824 874 Power Systems 65 (313) Corporate and Other (incl. inter-division eliminations) (355) (308) Income from operations %ABB Group 10.3% 10.6% Discrete Automation and Motion 12.5% 14.1% Low Voltage Products 15.4% 21.0% Process Automation 10.8% 11.1% Power Products 11.8% 11.6% Power Systems 1.4% -6.2% Cash flow from operating activitiesABB Group 1,824 2,012 Discrete Automation and Motion 904 1,077 Low Voltage Products 582 554 Process Automation 340 559 Power Products 515 573 Power Systems 32 (341) Corporate and Other (incl. inter-division eliminations) (410) (549)

Operational EBITA Discrete Automation and Motion Low Voltage Products Process Automation Power Products Power Systems ($ in millions, unless otherwise indicated) ABB Discrete Automation and Motion Low Voltage Products Process Automation Power Products Power Systems ($ in millions, unless otherwise indicated) ABB Depreciation and Amortization Discrete Automation and Motion Low Voltage Products Process Automation Power Products Power Systems ($ in millions, unless otherwise indicated) ABB Discrete Automation and Motion Low Voltage Products Process Automation Power Products Power Systems ($ in millions, unless otherwise indicated) ABB Q3 2015 | Financial Information 6 9M 15 9M 14 9M 15 9M 14 9M 15 9M 14 9M 15 9M 14 9M 15 9M 14 9M 15 9M 14 Depreciation 572 640 110 122 123 136 43 52 132 145 56 67 Amortization 300 348 110 112 81 91 14 15 12 19 50 69 including total acquisition-related amortization of 237 290 96 104 76 87 9 11 7 14 35 58 Q3 15 Q3 14 Q3 15 Q3 14 Q3 15 Q3 14 Q3 15 Q3 14 Q3 15 Q3 14 Q3 15 Q3 14 Depreciation 188 212 37 41 40 45 14 17 44 49 17 22 Amortization 96 110 37 37 27 29 5 5 4 5 13 20 including total acquisition-related amortization of 74 93 31 35 25 24 3 4 2 4 8 22 Operational EBITA margin (%) 11.8% 11.2% 14.5% 15.7% 16.8% 16.2% 11.8% 11.9% 12.1% 12.7% 3.2% -2.4% Income (loss) from operations 2,702 3,129 857 1,065 756 1,208 508 650 824 874 65 (313) Acquisition-related amortization 237 290 96 104 76 87 9 11 7 14 35 58 Restructuring and restructuring-related expenses 142 14 29 26 35 34 130 44 13 24 30 16 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items (360) – (395) 9 10 10 57 – – 11 3 34 FX/commodity timing differences in income from operations 121 3 5 (1) 26 89 (38) (5) (17) 2 (15) (6) Operational EBITA 3,088 3,322 992 1,186 828 934 554 695 849 959 144 (122) 9M 15 9M 14 9M 15 9M 14 9M 15 9M 14 9M 15 9M 14 9M 15 9M 14 9M 15 9M 14 Revenues 26,239 29,484 6,839 7,559 4,923 5,739 4,700 5,854 7,006 7,508 4,587 5,055 FX/commodity timing differences in total revenues 147 (8) 11 (6) 19 131 (24) – (7) 9 2 (27) Operational revenues 26,215 29,631 6,839 7,551 4,916 5,750 4,709 5,848 7,008 7,527 4,560 5,186 Operational EBITA margin (%) 12.5% 12.0% 14.8% 16.5% 18.1% 16.3% 10.5% 11.7% 12.5% 12.6% 4.6% -0.6% Income (loss) from operations 882 1,222 264 390 276 552 129 214 284 283 26 (121) Acquisition-related amortization 74 93 31 35 25 24 3 4 2 4 8 22 Restructuring and restructuring-related expenses 55 – 17 2 12 21 46 16 6 3 10 8 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items (257) 1 (291) 6 (1) 18 7 – (1) – 1 3 FX/commodity timing differences in income from operations 76 9 12 (5) 14 49 72 24 (10) 23 (2) 24 Operational EBITA 1,081 1,189 335 435 296 314 158 221 295 312 69 (11) Q3 15 Q3 14 Q3 15 Q3 14 Q3 15 Q3 14 Q3 15 Q3 14 Q3 15 Q3 14 Q3 15 Q3 14 Revenues 8,519 9,823 2,220 2,635 1,637 1,921 1,461 1,899 2,332 2,455 1,481 1,637 FX/commodity timing differences in total revenues 113 86 37 2 (2) 8 37 (7) 27 22 13 60 Operational revenues 8,632 9,909 2,257 2,637 1,635 1,929 1,498 1,892 2,359 2,477 1,494 1,697

Orders received and revenues by region ($ in millions, unless otherwise indicated) Orders received Change Revenues Change Change Change ($ in millions, unless otherwise indicated) Orders received Revenues Q3 2015 | Financial Information 7 9M 14 Like-US$Local for-like 9M 14 Like-US$Local for-like 9M 15 9M 15 Europe 9,680 11,191 -14% 5%7% 8,574 10,294 -17% 1%2% The Americas 8,014 9,270 -14% -8% -5% 7,927 8,535 -7% -1% 3% Asia, Middle East and Africa 10,473 11,689 -10% -4% -4% 9,738 10,655 -9% -2% -1% ABB Group 28,167 32,150 -12% -2% 0% 26,239 29,484 -11% -1% 1% Q3 14 Like-US$Local for-like Q3 14 Like-US$Local for-like Q3 15 Q3 15 Europe 2,909 4,025 -28% -13% -13% 2,821 3,290 -14% 3%4% The Americas 2,660 2,971 -10% -3% -1% 2,569 2,861 -10% -3% -1% Asia, Middle East and Africa 3,198 4,229 -24% -18% -18% 3,129 3,672 -15% -8% -7% ABB Group 8,767 11,225 -22% -12% -12% 8,519 9,823 -13% -3% -2%

Interim Consolidated Financial Information ABB Ltd Interim Consolidated Income Statements (unaudited) See Notes to the Interim Consolidated Financial Information Q3 2015 | Financial Information 8 ($ in millions, except per share data in $) Nine months ended Three months ended Sep. 30, 2015 Sep. 30, 2014 Sep. 30, 2015 Sep. 30, 2014 Sales of products 21,878 24,734 7,116 8,255 Sales of services 4,361 4,750 1,403 1,568 Total revenues 26,239 29,484 8,519 9,823 Cost of products (15,874) (18,149) (5,163) (6,090) Cost of services (2,626) (2,961) (838) (971) Total cost of sales (18,500) (21,110) (6,001) (7,061) Gross profit 7,739 8,374 2,518 2,762 Selling, general and administrative expenses (3,994) (4,570) (1,307) (1,488) Non-order related research and development expenses (998) (1,112) (322) (357) Other income (expense), net (45) 437 (7) 305 Income from operations 2,702 3,129 882 1,222 Interest and dividend income 56 57 18 19 Interest and other finance expense (223) (255) (64) (83) Income from continuing operations before taxes 2,535 2,931 836 1,158 Provision for taxes (722) (938) (229) (397) Income from continuing operations, net of tax 1,813 1,993 607 761 Income from discontinued operations, net of tax 2 10 – 12 Net income 1,815 2,003 607 773 Net income attributable to noncontrolling interests (86) (89) (30) (39) Net income attributable to ABB 1,729 1,914 577 734 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 1,727 1,904 577 722 Net income 1,729 1,914 577 734 Basic earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.77 0.83 0.26 0.32 Net income 0.77 0.83 0.26 0.32 Diluted earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.77 0.83 0.26 0.31 Net income 0.77 0.83 0.26 0.32 Weighted-average number of shares outstanding (in millions) used to compute: Basic earnings per share attributable to ABB shareholders 2,234 2,295 2,219 2,290 Diluted earnings per share attributable to ABB shareholders 2,239 2,302 2,223 2,296

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited) See Notes to the Interim Consolidated Financial Information Q3 2015 | Financial Information 9 ($ in millions) Nine months ended Three months ended Sep. 30, 2015 Sep. 30, 2014 Sep. 30, 2015 Sep. 30, 2014 Total comprehensive income (loss), net of tax 1,162 966 303 (180) Total comprehensive income attributable to noncontrolling interests, net of tax (73) (79) (21) (33) Total comprehensive income (loss) attributable to ABB shareholders, net of tax 1,089 887 282 (213)

ABB Ltd Interim Consolidated Balance Sheets (unaudited) See Notes to the Interim Consolidated Financial Information Q3 2015 | Financial Information 10 ($ in millions, except share data) Sep. 30, 2015 Dec. 31, 2014 Cash and equivalents 3,970 5,443 Marketable securities and short-term investments 1,264 1,325 Receivables, net 10,564 11,078 Inventories, net 5,410 5,376 Prepaid expenses 286 218 Deferred taxes 861 902 Other current assets 712 644 Total current assets 23,067 24,986 Property, plant and equipment, net 5,194 5,652 Goodwill 9,744 10,053 Other intangible assets, net 2,383 2,702 Prepaid pension and other employee benefits 68 70 Investments in equity-accounted companies 155 177 Deferred taxes 454 511 Other non-current assets 703 701 Total assets 41,768 44,852 Accounts payable, trade 4,405 4,765 Billings in excess of sales 1,440 1,455 Short-term debt and current maturities of long-term debt 986 353 Advances from customers 1,497 1,624 Deferred taxes 237 289 Provisions for warranties 1,067 1,148 Other provisions 1,495 1,689 Other current liabilities 3,905 4,257 Total current liabilities 15,032 15,580 Long-term debt 6,571 7,312 Pension and other employee benefits 2,232 2,394 Deferred taxes 1,151 1,165 Other non-current liabilities 1,557 1,586 Total liabilities 26,543 28,037 Commitments and contingencies Stockholders’ equity: Capital stock and additional paid-in capital (2,314,743,264 issued shares at September 30, 2015, and December 31, 2014) 1,777 1,458 Retained earnings 20,297 19,939 Accumulated other comprehensive loss (4,881) (4,241) Treasury stock, at cost (98,909,491 and 55,843,639 shares at September 30, 2015, and December 31, 2014, respectively) (1,206) (2,129) Total ABB stockholders’ equity 14,745 16,269 Noncontrolling interests 480 546 Total stockholders’ equity 15,225 16,815 Total liabilities and stockholders’ equity 41,768 44,852

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited) See Notes to the Interim Consolidated Financial Information Q3 2015 | Financial Information 11 ($ in millions) Nine months ended Three months ended Sep. 30, 2015 Sep. 30, 2014 Sep. 30, 2015 Sep. 30, 2014 Operating activities: Net income 1,815 2,003 607 773 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 872 988 284 322 Pension and other employee benefits 51 (5) 24 17 Deferred taxes (26) 34 (7) 50 Net loss (gain) from sale of property, plant and equipment (21) (15) (2) (1) Net loss (gain) from sale of businesses (19) (445) (15) (315) Net loss (gain) from derivatives and foreign exchange (38) 136 54 30 Other 117 67 27 25 Changes in operating assets and liabilities: Trade receivables, net (201) (349) 218 (154) Inventories, net (404) (512) (103) (151) Trade payables (128) 182 (89) 108 Accrued liabilities (22) 52 164 200 Billings in excess of sales 90 (67) (29) 124 Provisions, net (157) (174) (50) 23 Advances from customers (6) (23) 52 (7) Income taxes payable and receivable (73) 172 15 140 Other assets and liabilities, net (26) (32) 23 (15) Net cash provided by operating activities 1,824 2,012 1,173 1,169 Investing activities: Purchases of marketable securities (available-for-sale) (1,098) (836) (236) (409) Purchases of short-term investments (546) (1,033) (65) (590) Purchases of property, plant and equipment and intangible assets (547) (642) (189) (222) Acquisition of businesses (net of cash acquired) and increases in cost-and equity-accounted companies (23) (6) (44) (3) Proceeds from sales of marketable securities (available-for-sale) 379 87 20 62 Proceeds from maturity of marketable securities (available-for-sale) 627 235 133 99 Proceeds from short-term investments 628 327 116 139 Proceeds from sales of property, plant and equipment 44 26 20 4 Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost-and equity-accounted companies 991 588 69 68 Net cash from settlement of foreign currency derivatives 208 2 23 (52) Other investing activities 15 4 – 6 Net cash used in investing activities (265) (862) (113) (381) Financing activities: Net changes in debt with original maturities of 90 days or less 75 (9) (341) (747) Increase in debt 55 131 4 96 Repayment of debt (78) (51) (16) (32) Delivery of shares 107 26 – – Purchase of treasury stock (1,048) (461) (150) (179) Dividends paid (1,357) (1,841) – – Reduction in nominal value of common shares paid to shareholders (392) – (392) – Dividends paid to noncontrolling shareholders (131) (126) (26) (33) Other financing activities (18) (27) (24) (7) Net cash used in financing activities (2,787) (2,358) (945) (902) Effects of exchange rate changes on cash and equivalents (245) (180) (99) (202) Net change in cash and equivalents – continuing operations (1,473) (1,388) 16 (316) Cash and equivalents, beginning of period 5,443 6,021 3,954 4,949 Cash and equivalents, end of period 3,970 4,633 3,970 4,633 Supplementary disclosure of cash flow information: Interest paid 151 175 21 25 Taxes paid 836 746 220 223

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited) ($ in millions) See Notes to the Interim Consolidated Financial Information Q3 2015 | Financial Information 12 Balance at January 1, 20151,77719,939 (2,102)13(2,131)(21) (4,241) (1,206)16,26954616,815 Comprehensive income: Net income 1,729 1,729861,815 Foreign currency translation adjustments, net of tax of $(3) (831) (831) (831)(13)(844) Effect of change in fair value of available-for-sale securities, net of tax of $0 (2) (2) (2) (2) Unrecognized income related to pensions and other postretirement plans, net of tax of $65 179 179 179179 Change in derivatives qualifying as cash flow hedges, net of tax of $(1) 14 14 1414 Total comprehensive income 1,089731,162 Changes in noncontrolling interests –(2) (2) Dividends paid to noncontrolling shareholders –(137)(137) Dividends paid(1,317) (1,317)(1,317) Reduction in nominal value of common shares paid to shareholders (349)(54) (403)(403) Share-based payment arrangements43 4343 Purchase of treasury stock (1,047)(1,047)(1,047) Delivery of shares(17) 124107107 Call options 4 44 Balance at September 30, 20151,45820,297 (2,933)11(1,952)(7) (4,881) (2,129)14,74548015,225 Balance at January 1, 20141,75019,186 (431)7(1,610)22 (2,012) (246)18,67853019,208 Comprehensive income: Net income 1,914 1,914892,003 Foreign currency translation adjustments, net of tax of $(7) (1,110) (1,110) (1,110)(10)(1,120) Effect of change in fair value of available-for-sale securities, net of tax of $(5) (12) (12) (12)(12) Unrecognized income related to pensions and other postretirement plans, net of tax of $52 142 142 142142 Change in derivatives qualifying as cash flow hedges, net of tax of $(13) (47) (47) (47)(47) Total comprehensive income 88779966 Dividends paid to noncontrolling shareholders –(132)(132) Dividends paid(1,841) (1,841)(1,841) Share-based payment arrangements56 5656 Purchase of treasury stock (634)(634)(634) Delivery of shares(16) 422626 Call options 5 55 Balance at September 30, 20141,79519,259 (1,541)(5) (1,468)(25) (3,039) (838)17,17747717,654

Notes to the Interim Consolidated Financial Information (unaudited) Not e 1 The Company and basis of presentation ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while loweri ng environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy. The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2014. The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include: - assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects, estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings, assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions), growth rates, discount rates and other assumptions used in testing goodwill for impairment, assumptions used in determining inventory obsolescence and net realizable value, estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations, growth rates, discount rates and other assumptions used to determine impairment of long -lived assets, and assessment of the allowance for doubtful accounts. - - - - - - - - The actual results and outcomes may differ from the Company’s estimates and assumptions. A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activitie s, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been class ified as current. In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature. The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts have been reclassified from Other non-current assets to Long-term debt in the Consolidated Balance Sheets at December 31, 2014, as a result of the early adoption of an accounting standard update on the presentation of debt issuance costs (see Note 2). In the Consolidated Statements of Cash Flows certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current period presentation. These reclassifications were within Net cash provided by operating activities. Not e 2 Recent accountin g p ron ouncements Applicable for cu rrent periods Simplifying the presentation of debt issuance costs In April 2015, an accounting standard update was issued to simplify the presentation of debt issuance costs. Under the update, the Company present s debt issuance costs related to a recognized debt liability in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as a non -current asset. The existing recognition and measurement guidance for debt issuance costs is not affected by this accounting standard update. In August 2015, an accounting standard update was issued to clarify that the Company may elect to present debt issuance costs related to a line-of-credit arrangement as an asset, regardless of whether or not there are any borrowings outstanding on the line-of-credit arrangement. The Company has elected to early adopt both updates. In connection with the adoption of the updated accounting standards, the Company reclassified deferred debt issuance costs of $26 million from "Other non-current assets" to "Long-term debt" at December 31, 2014, and has elected to continue to present debt issuance costs related to revolving credit facilities as an asset . Simplifying the accounting for measurement-period adjustments In September 2015, an accounting standard update was issued to simplify the accounting for measurement -period adjustments in a business combination by eliminating the requirement to restate prior period financ ial statements for measurement-period adjustments. Under the update, the Company is required to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined, including the cumulative effect of the change in provisional amount as if the accounting had been completed at the acquisition date. The adjustments related to previous reporting periods since the acquisition date must be disclosed by income statement line item either on the face of the income statement or in the notes. The Company has elected to early adopt this update in the third quarter of 2015. The update is applied prospectively to measurement period adjustments that occur after the effective date. This update did not have a material impact on the consolidated financial statements. Q3 2015 | Financial Information 13

Applicable for future periods Revenue from contracts with customers In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the effective date for the update was deferred and the update is now effective for the Company for annual and interim periods beginning January 1, 201 8, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained ea rnings (with additional disclosure as to the impact on individual financial statement lines affected). Early adoption of the standard is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this update on its consolidated financial statements. Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent) In May 2015, an accounting standard update was issued regarding fair value disclosures for certain investments. Under the update, the Company would no longer categorize within the fair value hierarchy investmen ts for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the Company has elected to measure the fair value using that practical expedient. This update is effective for the Company for annual and interim periods beginning J anuary 1, 2016, with early adoption permitted, and is applicable retrospectively. The Company is currently evaluating the impact of this update on its consolidated financial statements. Simplifying the measurement of inventory In July 2015, an accounting standard update was issued to simplify the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out and the retail inventory method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable prospectively. The Company is currently evaluating the impact of this update on its consolidated financial statements. Not e 3 Bus ines s d ivest ments For the nine and three months ended September 30, 2014, the Company recorded net gains of $445 million and $315 million, respectively, in “Other income (expense), net” and tax expense of $239 million and $170 million, respectively, in “Provision for taxes”, relating to the divestment of consolidated businesses. There were no significant amounts recognized in the nine and three months ended September 30, 2015. Note 4 Cash and equivalents, marketable securities and short-term investments Current assets Cash and equivalents, marketable securities and short -term investments consisted of the following: September 30, 2015 Q3 2015 | Financial Information 14 ($ in millions) GrossGross unrealized unrealized Cost basisgainslosses Fair value Cash and equivalents Marketable securities and short-term investments Cash1,5331,533 1,533 – Time deposits2,4832,483 2,422 61 Other short-term investments 239239 – 239 Debt securities available-for-sale: U.S. government obligations 1373(1) 139 – 139 European government obligations 24–(1) 23 – 23 Other government obligations 2––2 – 2 Corporate5963(1) 598 15 583 Equity securities available-for-sale 20710–217 – 217 Total5,22116(3) 5,234 3,970 1,264

December 31, 2014 Included in Other short-term investments at September 30, 2015, and December 31, 2014, are receivables of $230 million and $219 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year. Non-current assets Included in “Other non-current assets” are certain held -to-maturity marketable securities. At September 30, 2015, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $96 million, $16 million and $112 million, respectively. At December 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations. Note 5 Derivative financial instruments The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures. Currency risk Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies requ ire the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities. Commodity risk Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company’s policies require that the subsidiari es hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contra cts are used to manage the associated price risks of commodities. Interest rate risk The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are desi gnated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet stru cture but does not designate such instruments as hedges. Equity risk The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash -settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. Volume of derivative activity In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting. Foreign exchange and interest rate derivatives The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows: Type of derivative Total notional amounts Q3 2015 | F inan cial Informat ion 15 ($ in millions) September 30, 2015 December 31, 2014September 30, 2014 Foreign exchange contracts 17,501 18,56418,048 Embedded foreign exchange derivatives 3,138 3,0132,884 Interest rate contracts 2,789 2,2424,146 ($ in millions) GrossGross unrealized unrealized Cost basisgainslosses Fair value Cash and equivalents Marketable securities and short-term investments Cash2,2182,218 2,218 – Time deposits3,3403,340 3,140 200 Other short-term investments 225225 – 225 Debt securities available-for-sale: U.S. government obligations 1352(1) 136 – 136 Other government obligations 2––2 – 2 Corporate7344(1) 737 85 652 Equity securities available-for-sale 9812–110 – 110 Total6,75218(2) 6,768 5,443 1,325

Derivative commodity contracts The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities: Type of derivative Unit Total notional amounts Equity derivatives At September 30, 2015, December 31, 2014, and September 30, 2014, the Company held 56 million, 61 million and 63 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $ 10 million, $33 million and $38 million, respectively. Cash flow hedges As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash -settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as th e underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period. At September 30, 2015, and December 31, 2014, “Accumulated other comprehensive loss” included net unrealized losses of $7 million and $21 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at September 30, 2015, net losses of $2 million are expected to be reclassified to earnings in the following 12 months. At September 30, 2015, the longest maturity of a derivative classified as a cash flow hedge was 54 months. The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the nine and three months ended September 30, 2015 and 2014. The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows: Q3 2015 | F inan cial Informat ion 16 Type of derivative designated as a cash flow hedge Nine months ended September 30, 2014 Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts (46) Total revenues(3) Total cost of sales 7 Total revenues– Total cost of sales– Commodity contracts (4) Total cost of sales(2) Total cost of sales– Cash-settled call options (13) SG&A expenses(1)(5) SG&A expenses(1)– Total (63) (3) – Type of derivative designated as a cash flow hedge Nine months ended September 30, 2015 Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts (7) Total revenues(31) Total cost of sales8 Total revenues– Total cost of sales– Commodity contracts (6) Total cost of sales(7) Total cost of sales– Cash-settled call options (10) SG&A expenses(1)(6) SG&A expenses(1)– Total (23) (36) – September 30, 2015 December 31, 2014September 30, 2014 Copper swapsmetric tonnes 49,141 46,52046,366 Aluminum swapsmetric tonnes 6,912 3,8464,437 Nickel swapsmetric tonnes – –6 Lead swapsmetric tonnes 15,850 6,5508,050 Zinc swapsmetric tonnes 300 200225 Silver swapsounces 1,566,590 1,996,8451,747,507 Crude oil swapsbarrels 128,200 128,000113,000

(1) SG&A expenses represent “Selling, general and administrative expenses”. Net derivative losses of $28 million and $ 3 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings during the nine months ended September 30, 2015 and 2014 , respectively. During the three months ended September 30, 2015 and 2014, net derivative losses of $7 million and net derivative gains of $2 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings. To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the nine and three months ended September 30, 2015 and 2014, was not significant. Fair value hed ges The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows: Q3 2015 | Financial Information 17 Type of derivative designated as a fair value hedge Three months ended September 30, 2014 Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense(3) Interest and other finance expense3 Type of derivative designated as a fair value hedge Three months ended September 30, 2015 Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense28 Interest and other finance expense(28) Type of derivative designated as a fair value hedge Nine months ended September 30, 2014 Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense50 Interest and other finance expense(49) Type of derivative designated as a fair value hedge Nine months ended September 30, 2015 Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense30 Interest and other finance expense(27) Type of derivative designated as a cash flow hedge Three months ended September 30, 2014 Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts (28) Total revenues(3) Total cost of sales 2 Total revenues– Total cost of sales– Commodity contracts (2) Total cost of sales– Total cost of sales– Cash-settled call options 5 SG&A expenses(1)3 SG&A expenses(1)– Total (25) 2 – Type of derivative designated as a cash flow hedge Three months ended September 30, 2015 Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts 9 Total revenues(7) Total cost of sales 3 Total revenues– Total cost of sales– Commodity contracts (4) Total cost of sales(3) Total cost of sales– Cash-settled call options (3) SG&A expenses(1)(2) SG&A expenses(1)– Total 2 (9) –

Derivatives not designated in hedge relationships Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction. Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty. The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows: (1) SG&A expenses represent “Selling, general and administrative expenses”. The fair values of derivatives included in the Consolidated Balance Sheets were as follows: Q3 2015 | Financial Information 18 ($ in millions) September 30, 2015 Derivative assets Derivative liabilities Current inNon-current in “Other current “Other non-current assets”assets” Current inNon-current in “Other current “Other non-current liabilities”liabilities” Derivatives designated as hedging instruments: Foreign exchange contracts 1312 914 Commodity contracts –– 4– Interest rate contracts –115 –– Cash-settled call options 64 –– Total 19131 1314 Derivatives not designated as hedging instruments: Foreign exchange contracts 19129 27687 Commodity contracts 2– 318 Cross currency interest rate swaps –– –2 Embedded foreign exchange derivatives 12267 3723 Total 31596 344120 Total fair value 334227 357134 Type of derivative not designated as a hedge ($ in millions) Gains (losses) recognized in income Location Nine months ended September 30, Three months ended September 30, 2015 2014 2015 2014 Foreign exchange contracts Total revenues (226) (280) (273) (183) Total cost of sales 56 (42) 128 (12) SG&A expenses(1) 9 (1) – (2) Non-order related research and development (1) – 1 – Interest and other finance expense 248 (193) 22 (166) Embedded foreign exchange contracts Total revenues 138 38 112 30 Total cost of sales (24) (7) (12) (6) SG&A expenses(1) (2) – (8) – Commodity contracts Total cost of sales (47) (14) (30) (8) Interest and other finance expense 1 1 – 1 Interest rate contracts Interest and other finance expense (3) (1) (2) (1) Cash-settled call options Interest and other finance expense – (1) – (1) Total 149 (500) (62) (348)

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events. Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at September 30, 2015, and December 31, 2014, have been presented on a gross basis. The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions. At September 30, 2015, and December 31, 2014, information related to these offsetting arrangements was as follows: Q3 2015 | Financial Information 19 ($ in millions) December 31, 2014 Type of agreement or similar arrangement Gross amount of recognized liabilities Derivative liabilities eligible for set-off in case of default Cash collateral pledged Non-cash collateral pledged Net liability exposure Derivatives 502 (216) (3) – 283 Total 502 (216) (3) – 283 ($ in millions) December 31, 2014 Type of agreement or similar arrangement Gross amount of recognized assets Derivative liabilities eligible for set-off in case of default Cash collateral received Non-cash collateral received Net asset exposure Derivatives 322 (216) – – 106 Reverse repurchase agreements 219 – – (219) – Total 541 (216) – (219) 106 ($ in millions) September 30, 2015 Type of agreement or similar arrangement Gross amount of recognized liabilities Derivative liabilities eligible for set-off in case of default Cash collateral pledged Non-cash collateral pledged Net liability exposure Derivatives 431 (244) (4) – 183 Total 431 (244) (4) – 183 ($ in millions) September 30, 2015 Type of agreement or similar arrangement Gross amount of recognized assets Derivative liabilities eligible for set-off in case of default Cash collateral received Non-cash collateral received Net asset exposure Derivatives 372 (244) – – 128 Reverse repurchase agreements 230 – – (230) – Total 602 (244) – (230) 128 ($ in millions) December 31, 2014 Derivative assets Derivative liabilities Current inNon-current in “Other current “Other non-current assets” assets” Current inNon-current in “Other current “Other non-current liabilities” liabilities” Derivatives designated as hedging instruments: Foreign exchange contracts 99 2016 Commodity contracts –– 3– Interest rate contracts –85 –– Cash-settled call options 2111 –– Total 30105 2316 Derivatives not designated as hedging instruments: Foreign exchange contracts 15625 36972 Commodity contracts 4– 193 Cash-settled call options 11 –– Embedded foreign exchange derivatives 9858 2717 Total 25984 41592 Total fair value 289189 438108

Note 6 Fair values The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments. Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (u sing observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data. The levels of the fair value hierarchy are as follows: Level 1: Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities. Level 2: Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively -quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuati on model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt. Level 3: Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input). Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used. When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach. September 30, 2015 Q3 2015 | Financial Information 20 ($ in millions) Level 1Level 2Level 3 Total fair value Assets Available-for-sale securities in “Cash and equivalents”: Debt securities—Corporate –15– 15 Available-for-sale securities in “Marketable securities and short-term investments”: Equity securities –217– 217 Debt securities—U.S. government obligations 139–– 139 Debt securities—European government obligations 23–– 23 Debt securities—Other government obligations –2– 2 Debt securities—Corporate –583– 583 Derivative assets—current in “Other current assets” –334– 334 Derivative assets—non-current in “Other non-current assets”–227– 227 Total1621,378– 1,540 Liabilities Derivative liabilities—current in “Other current liabilities”5352– 357 Derivative liabilities—non-current in “Other non-current liabilities”–134– 134 Total5486– 491

December 31, 2014 The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis: - Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature. Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held -to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs) and restricted cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs). Short-term debt and current maturities of long-term debt (excluding capital lease obligations): Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values. Long-term debt (excluding capital lease obligations): Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodolo gy based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs). Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk -adjusted interest rates (Level 2 inputs). - - - - Note 7 Commitments and contingencies Contingen cies— Environmental The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur. If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements. The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean -up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. Environmental provisions included in the Company’s Consolidated Balance Sheets were as follows: Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated. Q3 2015 | Financial Information 22 ($ in millions) September 30, 2015 December 31, 2014 Other provisions 32 37 Other non-current liabilities 91 109 Total 123 146 ($ in millions) Carrying value Level 1Level 2Level 3 Total fair value Assets Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months): Cash2,218 2,218–– 2,218 Time deposits3,140 –3,140– 3,140 Marketable securities and short-term investments (excluding available-for-sale securities): Time deposits200 –200– 200 Receivables under reverse repurchase agreements219 –219– 219 Other short-term investments 6 6–– 6 Other non-current assets: Loans granted41 –44– 44 Held-to-maturity securities95 –109– 109 Restricted cash deposits198 64161– 225 Liabilities Short-term debt and current maturities of long-term debt (excluding capital lease obligations) 324 115209– 324 Long-term debt (excluding capital lease obligations) 7,198 6,1481,404– 7,552 Non-current deposit liabilities in “Other non-current liabilities”222 –267– 267

December 31, 2014 The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis: - Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature. Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held -to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs) and restricted cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs). Short-term debt and current maturities of long-term debt (excluding capital lease obligations): Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values. Long-term debt (excluding capital lease obligations): Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodolo gy based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs). Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs). - - - - Not e 7 Commit ments and contingencies Contingen cies— Environmental The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur. If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements. The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean -up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquire d companies. Environmental provisions included in the Company’s Consolidated Balance Sheets were as follows: Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated. Q3 2015 | F inan cial Informat ion 22 ($ in millions) September 30, 2015 December 31, 2014 Other provisions 32 37 Other non-current liabilities 91 109 Total 123 146 ($ in millions) Carrying value Level 1Level 2Level 3 Total fair value Assets Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months): Cash2,218 2,218–– 2,218 Time deposits3,140 –3,140– 3,140 Marketable securities and short-term investments (excluding available-for-sale securities): Time deposits200 –200– 200 Receivables under reverse repurchase agreements219 –219– 219 Other short-term investments 6 6–– 6 Other non-current assets: Loans granted41 –44– 44 Held-to-maturity securities95 –109– 109 Restricted cash deposits198 64161– 225 Liabilities Short-term debt and current maturities of long-term debt (excluding capital lease obligations) 324 115209– 324 Long-term debt (excluding capital lease obligations) 7,198 6,1481,404– 7,552 Non-current deposit liabilities in “Other non-current liabilities”222 –267– 267

Contingencies—Regulatory, Compliance and Legal Antitrust In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company’s cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage. In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage. With respect to those aforementioned matters which are still ongoing, man agement is cooperating fully with the antitrust authorities. General In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings. Liabilities recognized At September 30, 2015, and December 31, 2014, the Company had aggregate liabilities of $151 million and $147 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued. Guarantees General The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected outcomes. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at September 30, 2015, and December 31, 2014, were not significant. Performance guarantees Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below. The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have p rimary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company, and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at both September 30, 2015, and December 31, 2014. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business. The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At September 30, 2015, and December 31, 2014, the maximum potential amount payable under these guarantees as a result of third -party non-performance was $147 million and $156 million, respectively. Financial guarantees and commercial commitments Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guaran tee incurs a loss due to that failure. At September 30, 2015, and December 31, 2014, the Company had a maximum potential amount payable of $79 million and $72 million, respectively, under financial guarantees outstanding. Of these amounts, $ 17 million and $12 million at September 30, 2015, and December 31, 2014, respectively, was in respect of guarantees issued Q3 2015 | Financial Information 23 Maximum potential payments ($ in millions) September 30, 2015 December 31, 2014 Performance guarantees 220 232 Financial guarantees 79 72 Indemnification guarantees 50 50 Total 349 354 on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020. In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the nine and three months ended September 30, 2015 and 2014. Indemnification guarantees The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below. The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of September 30, 2015, and December 31, 2014, was $50 million. Product and order-related contingencies The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts. The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows: Note 8 Employee benefits The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requireme nts and several of the plans are not required to be funded according to local government and tax requirements. Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following: Defined pension benefits Other postretirement benefits ($ in millions) Defined pension benefits Other postretirement benefits ($ in millions) Q3 2015 | Financial Information 24 Three months ended September 30, 2015 2014 2015 2014 Service cost 66 54 – – Interest cost 76 91 2 2 Expected return on plan assets (112) (110) – – Amortization of prior service cost (credit) 9 6 (2) (2) Amortization of net actuarial loss 40 25 – – Curtailments, settlements and special termination benefits 1 – – – Net periodic benefit cost 80 66 – – Nine months ended September 30, 2015 2014 2015 2014 Service cost 203 179 1 1 Interest cost 231 299 6 7 Expected return on plan assets (345) (356) – – Amortization of prior service cost (credit) 28 20 (6) (6) Amortization of net actuarial loss 95 73 1 – Curtailments, settlements and special termination benefits 1 1 – – Net periodic benefit cost 213 216 2 2 ($ in millions) 2015 2014 Balance at January 1, 1,148 1,362 Net change in warranties due to acquisitions and divestments – 11 Claims paid in cash or in kind (191) (211) Net increase in provision for changes in estimates, warranties issued and warranties expired 170 118 Exchange rate differences (60) (80) Balance at September 30, 1,067 1,200

Employer contributions were as follows: Defined pension benefits Other postretirement benefits ($ in millions) Defined pension benefits Other postretirement benefits ($ in millions) During the nine months ended September 30, 2014, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $ 25 million, contributed to certain of the Company’s pension plans in the United Kingdom. The Company expects to make contributions totaling approximately $ 226 million and $16 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2015. Note 9 Stockholders’ equity In September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancell ation (after approval from shareholders) and the remainder will be purchased to be available for delivery to employees under its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchang e (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line. In the nine months ended September 30, 2015, under the announced share buyback program, the Company purchased 40.290 million shares for cancellation and 8.700 million shares to support its employee share programs, of which 4.860 million shares were purchased for cancellation in the three months ended September 30, 2015 (no shares were purchased for employee share programs in the third quarter of 2015) . In the nine and three months ended September 30, 2015, these transactions resulted in an increase in Treasury stock of $ 1,047 million and $95 million, respectively. As of September 30, 2015, under this program, the Company has purchased a total of 66.270 million shares for cancellation and 15.450 million shares to support its employee share programs. At the Annual General Meeting of Shareholders on April 30, 2015, shareholders approved the proposals of the Board of Directors to distribute a total of 0.72 Swiss francs per share to shareholders, comprising of a dividend of 0.55 Swiss francs paid out of ABB Ltd’s capital contribution reserves and a distribution of 0.17 Swiss francs by way of a nominal value reduction (reduction in the par value of each share) from 1.03 Swiss francs to 0.86 Swiss francs. The approved dividend distribution amounted to $1,317 million and was paid in May 2015. The nominal value reduction was registered in July 2015 in the commercial register of the canton of Zurich, Switzerland, and was paid in the third quarter of 2015. The approved nominal value reduction was recorded in the second quarter of 2015 as a reduction to Capital stock and additional paid -in capital of $349 million and a reduction in Retained earnings of $54 million. Note 10 Earnings per share Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted -average number of shares outstanding during the period, assuming that all pot entially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share -based payment arrangement s. Basic earnings per share Nine months ended September 30, Three months ended September 30, Q3 2015 | Financial Information 25 ($ in millions, except per share data in $) 2015 2014 2015 2014 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 1,727 1,904 577 722 Income from discontinued operations, net of tax 2 10 – 12 Net income 1,729 1,914 577 734 Weighted-average number of shares outstanding (in millions) 2,234 2,295 2,219 2,290 Basic earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.77 0.83 0.26 0.32 Income from discontinued operations, net of tax – – – – Net income 0.77 0.83 0.26 0.32 Three months ended September 30, 2015 2014 2015 2014 Total contributions to defined benefit pension and other postretirement benefit plans 56 43 4 3 Of which, discretionary contributions to defined benefit pension plans 10 – – – Nine months ended September 30, 2015 2014 2015 2014 Total contributions to defined benefit pension and other postretirement benefit plans 155 243 11 10 Of which, discretionary contributions to defined benefit pension plans 10 75 – –

Diluted earnings per share Nine months ended September 30, Three months ended September 30, Note 11 Reclassifications out of accumu lat ed oth er comp rehen sive los s The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax: Q3 2015 | Financial Information 26 Unrealized gainsPension and Unrealized gains Foreign currency(losses) onother (losses) of cash translation available-for-salepostretirement flow hedge ($ in millions) adjustments securities plan adjustments derivatives Total OCI Balance at January 1, 2015(2,102)13(2,131)(21) (4,241) Other comprehensive (loss) income before reclassifications (844)(3) 91(14) (770) Amounts reclassified from OCI –18828 117 Total other comprehensive (loss) income (844)(2) 17914 (653) Less: Amounts attributable to noncontrolling interests (13)––– (13) Balance at September 30, 2015(2,933)11(1,952)(7) (4,881) Unrealized gainsPension andUnrealized gains Foreign currency(losses) onother (losses) of cash translation available-for-salepostretirement flow hedge ($ in millions) adjustments securities plan adjustments derivatives Total OCI Balance at January 1, 2014(431)7(1,610)22 (2,012) Other comprehensive (loss) income before reclassifications (1,120)(10)73(50) (1,107) Amounts reclassified from OCI –(2) 693 70 Total other comprehensive (loss) income (1,120)(12)142(47) (1,037) Less: Amounts attributable to noncontrolling interests (10)––– (10) Balance at September 30, 2014(1,541)(5) (1,468)(25) (3,039) ($ in millions, except per share data in $) 2015 2014 2015 2014 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 1,727 1,904 577 722 Income from discontinued operations, net of tax 2 10 – 12 Net income 1,729 1,914 577 734 Weighted-average number of shares outstanding (in millions) 2,234 2,295 2,219 2,290 Effect of dilutive securities: Call options and shares 5 7 4 6 Adjusted weighted-average number of shares outstanding (in millions) 2,239 2,302 2,223 2,296 Diluted earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.77 0.83 0.26 0.31 Income from discontinued operations, net of tax – – – 0.01 Net income 0.77 0.83 0.26 0.32

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments and unrealized gains (losses) of cash flow hedge derivatives: (1) These components are included in the computation of net periodic benefit cost (see Note 8). (2) SG&A expenses represent “Selling, general and administrative expenses”. The amounts in respect of unrealized gains (losses) on available-for-sale securities were not significant for the nine and three months ended September 30, 2015 and 2014. Note 12 Restructuring and related expenses Whie Collar Productivity (WCP) program In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Planned productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company will implement and execute various restructuring initiatives across all operating segments and regions. The total restructuring and related expenses of the program are estimated to be between $850 million and $900 million. In the three months ended September 30, 2015, the restructuring and related expenses incurred by the Company under this program were not significant. Other restru cturing-related act ivities The Company executed other minor restructuring-related activities and incurred charges, which were not significant in the nine and three months ended September 30, 2015 and 2014. Note 13 Operating segment data The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other. A description of the types of products and services provided by each reportable segment is as follows: - Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solut ions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities. - Low Voltage Products: manufactures and sells products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addit ion, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation. - Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries. - Power Products: manufactures and sells a wide range of products across voltage levels, including circuit breakers, switchgear, capacitors, instrument transformers, power, distrib ution and traction transformers for electrical and other infrastructure utilities, as well as industrial and commercial customers. - Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties, for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises. Q3 2015 | Financial Information 27 ($ in millions) Details about OCI components Location of (gains) losses reclassified from OCI Nine months ended September 30, Three months ended September 30, 2015 2014 2015 2014 Pension and other postretirement plan adjustments: Amortization of prior service cost Net periodic benefit cost(1) 22 14 7 4 Amortization of net actuarial loss Net periodic benefit cost(1) 96 73 40 25 Total before tax 118 87 47 29 Tax Provision for taxes (30) (18) (14) (2) Amounts reclassified from OCI 88 69 33 27 Unrealized gains (losses) of cash flow hedge derivatives: Foreign exchange contracts Total revenues 31 3 7 3 Total cost of sales (8) (7) (3) (2) Commodity contracts Total cost of sales 7 2 3 – Cash-settled call options SG&A expenses(2) 6 5 2 (3) Total before tax 36 3 9 (2) Tax Provision for taxes (8) – (2) – Amounts reclassified from OCI 28 3 7 (2)

- Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group Treasury Operations and other minor business activities. Effective January 1, 2015, the Company changed its primary measure of segment performance from Operational EBITDA to Operational EBITA, which represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differ ences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been real ized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities). The segment performance for the nine and three months ended September 30, 2014, has been restated to reflect this change. The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices. The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to income from continuing operations before taxes for the nine and three months ended September 30, 2015 and 2014, as well as total assets at September 30, 2015, and December 31, 2014. Q3 2015 | Financial Information 28 ($ in millions) Three months ended September 30, 2015 Three months ended September 30, 2014 Third-party IntersegmentTotal revenues revenues revenues Third-party Intersegment Total revenues revenues revenues Discrete Automation and Motion 2,0501702,220 2,4192162,635 Low Voltage Products 1,555821,637 1,8171041,921 Process Automation 1,431301,461 1,852471,899 Power Products 2,0452872,332 2,1333222,455 Power Systems 1,428 53 1,481 1,568 69 1,637 Corporate and Other 10 359 369 34 388 422 Intersegment elimination –(981) (981) –(1,146) (1,146) Consolidated 5,819–8,519 9,823–9,823 ($ in millions) Nine months ended September 30, 2015 Nine months ended September 30, 2014 Third-party IntersegmentTotal revenuesrevenuesrevenues Third-party IntersegmentTotal revenuesrevenuesrevenues Discrete Automation and Motion 6,383 456 6,839 6,9436167,559 Low Voltage Products 4,6722514,923 5,4283115,739 Process Automation 4,6001004,700 5,7051495,854 Power Products 6,1208867,006 6,3931,1157,508 Power Systems 4,4241634,587 4,8032525,055 Corporate and Other 40 1,112 1,152 212 1,220 1,432 Intersegment elimination –(2,968) (2,968) –(3,663) (3,663) Consolidated 26,239 – 26,239 29,484 – 29,484

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only. Realign ment of segments On September 9, 2015, the Company announced a reorganization of its operating segments aimed at delivering more customer value in a better, more focused way from its combined p ower and automation offering. Effective January 1, 2016, ABB will operate with four segments, namely Discrete Automation and Motion, Electrification Products, Process Automation and Power Grids. The Discrete Automation and Motion segment will remain unchanged except that it will exclude the Programmable Logic Controller business which will be transferred to the Process Automation segment. The new Electrification Products segment will include the combined businesses of the existing Low Voltage Products segment and the Medium Voltage Products business, currently included in the Power Products segment. The scope of businesses in the Process Automation segment will be expanded to include the both the Distributed Control Systems business from the current Power Systems segment and the Programmable Logic Controller business transferred from the Discrete Automation and Motion segment described above. The new Power Grids segment will include the remaining businesses of the existing Power Products and Power Systems segments, excluding the components transferred to other segments as described above. Q3 2015 | Financial Information 29 ($ in millions) Total assets(1) September 30, 2015 December 31, 2014 Discrete Automation and Motion 9,671 10,123 Low Voltage Products 7,699 7,978 Process Automation 3,985 4,268 Power Products 7,188 7,396 Power Systems 6,351 6,855 Corporate and Other 6,874 8,232 Consolidated 41,768 44,852 ($ in millions) Nine months ended September 30, Three months ended September 30, 2015 2014 2015 2014 Operational EBITA: Discrete Automation and Motion 992 1,186 335 435 Low Voltage Products 828 934 296 314 Process Automation 554 695 158 221 Power Products 849 959 295 312 Power Systems 144 (122) 69 (11) Corporate and Other and Intersegment elimination (279) (330) (72) (82) Consolidated Operational EBITA 3,088 3,322 1,081 1,189 Acquisition-related amortization (237) (290) (74) (93) Restructuring and restructuring-related expenses (130) (142) (46) (55) Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items 360 257 (57) (7) Foreign exchange/commodity timing differences in income from operations: Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives) (201) (112) 80 (64) Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (20) (30) (50) (22) Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) 100 66 8 14 Income from operations 2,702 3,129 882 1,222 Interest and dividend income 56 57 18 19 Interest and other finance expense (223) (255) (64) (83) Income from continuing operations before taxes 2,535 2,931 836 1,158

03 2015 | Financial Information 30

Supplemental Reconciliations and Definitions The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non - GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC). While ABB’s management believes that the non -GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the nine and three months ended September 30, 2015. Like-for-like growth rates Growth rates for certain key figures may be presented and discussed on a “like -for-like” basis. The like-for-like growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year. Like-for-like growth rates also adjust for changes in our business portfolio. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other portfolio changes which do not qualify as divestments are treated in a similar manner to divestments. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million. The following tables provide reconciliations of reported growth of certain key figures to their respective like -for-like growth rate. D divisional like-for-like growth rate reconciliation Q3 2015 compared to Q3 2014 9M 2015 compared to 9M 2014 Regional like-for-like growth rat e reconciliation ion Q3 2015 compared to Q3 2014 Q3 2015 | Financial Information 31 Order growth rate Revenue growth rate Region US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like Europe -28% 15%0% -13% -14% 17%1% 4% The Americas -10% 7%2% -1% -10% 7%2% -1% Asia, Middle East and Africa -24% 6%0% -18% -15% 7%1% -7% ABB Group -22% 10%0% -12% -13% 10%1% -2% Order growth rate Revenue growth rate Division US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like Discrete Automation and Motion -12% 9%0% -3% -10% 9%0% -1% Low Voltage Products -13% 10%5% 2% -14% 10%5% 1% Process Automation -27% 11%2% -14% -20% 12%3% -5% Power Products -7% 9%0% 2% -7% 10%0% 3% Power Systems 0% 16%0% 16% -9% 13%0% 4% ABB Group -12% 10%2% 0% -11% 10%2% 1% Order growth rate Revenue growth rate Division US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like Discrete Automation and Motion -17% 8%0% -9% -16% 9%0% -7% Low Voltage Products -14% 11%3% 0% -15% 11%1% -3% Process Automation -48% 8%1% -39% -23% 12%3% -8% Power Products -10% 10%0% 0% -5% 11%0% 6% Power Systems -22% 11%0% -11% -10% 13%0% 3% ABB Group -22% 10%0% -12% -13% 10%1% -2%

9M 2015 compared to 9M 2014 Order back log growth rate reconciliation September 30, 2015 compared to September 30, 2014 Operation al EBITA growth rate reconciliation ion Other growth rat e reconciliations Q3 2015 | Financial Information 32 Q3 2015 compared to Q3 2014 9M 2015 compared to 9M 2014 US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like Large orders -46% 8%0% -38% -8% 15%0% 7% Base orders -14% 10%1% -3% -13% 9%2% -2% Service orders -17% 11%2% -4% -14% 11%3% 0% Service revenues -11% 12%4% 5% -8% 11%4% 7% Q3 2015 compared to Q3 2014 9M 2015 compared to 9M 2014 Division US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like Discrete Automation and Motion -23% 6%0% -17% -16% 8%0% -8% Low Voltage Products -6% 11%-1% 4% -11% 11%4% 4% Process Automation -29% 8%2% -19% -20% 8%3% -9% Power Products -5% 8%0% 3% -11% 8%0% -3% Power Systems n.a. n.a.n.a. n.a. n.a. n.a.n.a. n.a. ABB Group -9% 8%0% -1% -7% 9%2% 4% Division US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like Discrete Automation and Motion -3% 8%0% 5% Low Voltage Products -3% 12%0% 9% Process Automation -13% 12%1% 0% Power Products -4% 9%0% 5% Power Systems -5% 11%0% 6% ABB Group -6% 10%0% 4% Order growth rate Revenue growth rate Region US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like US$ (as reported) Foreign Acquisitions exchange and impact divestments Like-for-like Europe -14% 19%2% 7% -17% 18%1% 2% The Americas -14% 6%3% -5% -7% 6%4% 3% Asia, Middle East and Africa -10% 6%0% -4% -9% 7%1% -1% ABB Group -12% 10%2% 0% -11% 10%2% 1%

Operational EBITA margin In line with the updated financial targets of ABB’s Next Level strategy, ABB changed its measure of segment profit from Operational EBITDA to Operational EBITA, effective January 1, 2015. Definition Operational EBITA margin Operational EBITA margin is Operational EBITA as a percentage of Operational revenues. Operational EBITA Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition -related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities). Acquisition-related amortization Amortization expense on intangibles arising upon acquisitions. Operational revenues Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets). Reconciliation Nine months ended September 30, 2015 Corporate and Other and Intersegment elimination Discrete Automation and Motion Low Voltage Products Process Automation Power Products Power Systems ($ in millions, unless otherwise indicated) Consolidated Total revenues 6,839 4,923 4,700 7,006 4,587 (1,816) 26,239 Foreign exchange/commodity timing differences in total revenues Unrealized gains and losses on derivatives 20 (12) 6 (20) (47) (1) (54) Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (28) 2 24 30 35 – 63 Unrealized foreign exchange movements on receivables (and related assets) 8 3 (21) (8) (15) – (33) Operational revenues 6,839 4,916 4,709 7,008 4,560 (1,817) 26,215 Income (loss) from operations 857 756 508 824 65 (308) 2,702 Acquisition-related amortization 96 76 9 7 35 14 237 Restructuring and restructuring-related expenses 44 13 24 30 16 3 130 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items – – 11 3 34 9 57 Foreign exchange/commodity timing differences in income from operations: Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives) 9 (19) (1) (40) (32) 3 (80) Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (26) 2 13 31 30 – 50 Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) 12 – (10) (6) (4) – (8) Operational EBITA 992 828 554 849 144 (279) 3,088 Operational EBITA margin (%) 14.5% 16.8% 11.8% 12.1% 3.2% n.a. 11.8% Q3 2015 | Financial Information 33

Nine months ended September 30, 2014 Corporate and Other and Intersegment elimination Discrete Automation and Motion Low Voltage Products Process Automation Power Products Power Systems ($ in millions, unless otherwise indicated) Consolidated Total revenues 7,559 5,739 5,854 7,508 5,055 (2,231) 29,484 Foreign exchange/commodity timing differences in total revenues Unrealized gains and losses on derivatives 1 17 (3) 28 139 – 182 Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (2) – 2 2 26 – 28 Unrealized foreign exchange movements on receivables (and related assets) (7) (6) (5) (11) (34) – (63) Operational revenues 7,551 5,750 5,848 7,527 5,186 (2,231) 29,631 Income (loss) from operations 1,065 1,208 650 874 (313) (355) 3,129 Acquisition-related amortization 104 87 11 14 58 16 290 Restructuring and restructuring-related expenses 14 29 26 35 34 4 142 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items – (395) 9 10 10 6 (360) Foreign exchange/commodity timing differences in income from operations: Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives) 14 12 8 48 116 3 201 Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (2) – 3 5 14 – 20 Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) (9) (7) (12) (27) (41) (4) (100) Operational EBITA 1,186 934 695 959 (122) (330) 3,322 Operational EBITA margin (%) 15.7% 16.2% 11.9% 12.7% -2.4% n.a. 11.2% Q3 2015 | Financial Information 34

Three months ended September 30, 2015 Corporate and Other and Intersegment elimination Discrete Automation and Motion Low Voltage Products Process Automation Power Products Power Systems ($ in millions, unless otherwise indicated) Consolidated Total revenues 2,220 1,637 1,461 2,332 1,481 (612) 8,519 Foreign exchange/commodity timing differences in total revenues Unrealized gains and losses on derivatives 41 (3) 32 25 25 1 121 Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized 1 2 10 9 4 – 26 Unrealized foreign exchange movements on receivables (and related assets) (5) (1) (5) (7) (16) – (34) Operational revenues 2,257 1,635 1,498 2,359 1,494 (611) 8,632 Income (loss) from operations 264 276 129 284 26 (97) 882 Acquisition-related amortization 31 25 3 2 8 5 74 Restructuring and restructuring-related expenses 16 6 3 10 8 3 46 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items – (1) – 1 3 4 7 Foreign exchange/commodity timing differences in income from operations: Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives) 26 (14) 16 (6) 25 17 64 Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized 3 2 6 7 4 – 22 Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) (5) 2 1 (3) (5) (4) (14) Operational EBITA 335 296 158 295 69 (72) 1,081 Operational EBITA margin (%) 14.8% 18.1% 10.5% 12.5% 4.6% n.a. 12.5% Q3 2015 | Financial Information 35

Three months ended September 30, 2014 Corporate and Other and Intersegment elimination Discrete Automation and Motion Low Voltage Products Process Automation Power Products Power Systems ($ in millions, unless otherwise indicated) Consolidated Total revenues 2,635 1,921 1,899 2,455 1,637 (724) 9,823 Foreign exchange/commodity timing differences in total revenues Unrealized gains and losses on derivatives 6 13 2 31 54 1 107 Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (1) – 4 2 26 – 31 Unrealized foreign exchange movements on receivables (and related assets) (3) (5) (13) (11) (20) – (52) Operational revenues 2,637 1,929 1,892 2,477 1,697 (723) 9,909 Income (loss) from operations 390 552 214 283 (121) (96) 1,222 Acquisition-related amortization 35 24 4 4 22 4 93 Restructuring and restructuring-related expenses – 17 2 12 21 3 55 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items 1 (291) 6 (1) 18 10 (257) Foreign exchange/commodity timing differences in income from operations: Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives) 13 15 2 32 48 2 112 Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized – – 4 3 23 – 30 Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) (4) (3) (11) (21) (22) (5) (66) Operational EBITA 435 314 221 312 (11) (82) 1,189 Operational EBITA margin (%) 16.5% 16.3% 11.7% 12.6% -0.6% n.a. 12.0% Q3 2015 | Financial Information 36

Operational EPS Definition Operational EPS Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share. Operational net income Operational net income is calculated as Net income attributable to ABB adjusted for the net -of-tax impact of: (i) (ii) (iii) restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (an d related assets/liabilities), and acquisition-related amortization. (iv) Acquisition-related amortization Amortization expense on intangibles arising upon acquisitions. Adjusted Group effective tax rate The Adjusted Group effective tax rate is computed by di viding the provision for income taxes by income from continuing operations before taxes. The calculation excludes the amount of gains and losses from sale of businesses and the related provision for income taxes. Constant currency Operational EPS adjustment In connection with ABB’s 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and difference in computed operational net income is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment. Reconciliation Nine months ended September 30, Three months ended September 30, (1) EPS amounts are computed individually, therefore the sum of the per share amounts shown may not equal to the total. (2) Net of tax at the Adjusted Group effective tax rate. (3) Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses which are net of the actual related provision for taxes. Q3 2015 | Financial Information 37 ($ in millions, except per share data in $) 2015 2014 EPS(1) EPS(1) Net income (attributable to ABB) 5770.26 7340.32 Restructuring and restructuring-related expenses(2) 320.01 400.02 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(3) 5– (103)(0.04) FX/commodity timing differences in income from operations(2) 510.02 560.02 Acquisition-related amortization(2) 540.02 680.03 Operational net income 7190.32 7950.35 Constant currency Operational EPS adjustment 0.03 – 0.35 Operational EPS (constant currency basis) 0.35 ($ in millions, except per share data in $) 2015 2014 EPS(1) EPS(1) Net income (attributable to ABB) 1,7290.77 1,9140.83 Restructuring and restructuring-related expenses(2) 930.04 1020.04 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(3) (145)(0.06) 510.02 FX/commodity timing differences in income from operations(2) (27)(0.01) 880.04 Acquisition-related amortization(2) 1700.08 2080.09 Operational net income 2,0160.90 2,1670.94 Constant currency Operational EPS adjustment 0.09 – 0.94 Operational EPS (constant currency basis) 0.99

Net debt / (Net cash) Definition Net debt / (Net cash) Net debt / (Net cash) is defined as Total debt less Cash and marketable securities. Total debt Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt. Cash and marketable securities Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments. Reconciliation Net working capital as a percentage of revenues Definition Net working capital as a percentage of revenues Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months. Net working capital Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale. Adjusted revenues for the trailing twelve months Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period. Reconciliation (1) Amounts exclude $802 million and $1,260 million at September 30, 2015 and 2014, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program. Q3 2015 | Financial Information 38 ($ in millions, unless otherwise indicated) September 30, 2015 September 30, 2014 Net working capital: Receivables, net 10,564 11,788 Inventories, net 5,410 5,961 Prepaid expenses 286 307 Accounts payable, trade (4,405) (4,820) Billings in excess of sales (1,440) (1,560) Advances from customers (1,497) (1,628) Other current liabilities(1) (3,103) (3,380) Net working capital in assets and liabilities held for sale – (8) Net working capital 5,815 6,660 Total revenues for the three months ended: September 30, 2015 / 2014 8,519 9,823 June 30, 2015 / 2014 9,165 10,190 March 31, 2015 / 2014 8,555 9,471 December 31, 2014 / 2013 10,346 11,373 Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (64) (633) Adjusted revenues for the trailing twelve months 36,521 40,224 Net working capital as a percentage of revenues (%) 16% 17% ($ in millions) September 30, 2015 December 31, 2014 Short-term debt and current maturities of long-term debt 986 353 Long-term debt 6,571 7,312 Total debt 7,557 7,665 Cash and equivalents 3,970 5,443 Marketable securities and short-term investments 1,264 1,325 Cash and marketable securities 5,234 6,768 Net debt / (Net cash) 2,323 897

Free cash f low conversion to net income Definition Free cash flow conversion to net income Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB. Free cash flow (FCF) Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities). Free cash flow for the trailing twelve months Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the relevant balance sheet date. Net income for the trailing twelve months Net income for the trailing twelve months includes net income recorded by ABB in the twelve months preceding the relevant balance sheet date. Reconciliation of the trailing twelve months to September 30, 2015 Purchase of property, plant and equipment and intangible assets Changes in financing receivables and other non-current receivables Proceeds from sale of property, plant and equipment Net cash provided by operating activities Net income attributable to ABB ($ in millions, unless otherwise indicated) Q4 2014 1,833 (384) 7 1 680 Q1 2015 53 (176) 6 – 564 Q2 2015 598 (182) 18 11 588 Q3 2015 1,173 (189) 20 (5) 577 Total for the trailing twelve months to September 30, 2015 3,657 (931) 51 7 2,409 Free cash f low con version to net income Financed et Definition Finance net is calculated as Interest and dividend income less Interest and other finance expense. Reconciliation Book-to-bill ratio Definition Book-to-bill ratio is calculated as Orders received divided by Total revenues. Reconciliation Q3 2015 | Financial Information 39 ($ in millions, unless otherwise indicated) Nine months ended September 30, Three months ended September 30, 2015 2014 2015 2014 Orders received 28,167 32,150 8,767 11,225 Total revenues 26,239 29,484 8,519 9,823 Book-to-bill ratio 1.07 1.09 1.03 1.14 ($ in millions) Nine months ended September 30, Three months ended September 30, 2015 2014 2015 2014 Interest and dividend income 56 57 18 19 Interest and other finance expense (223) (255) (64) (83) Finance net (167) (198) (46) (64) ($ in millions, unless otherwise indicated) September 30, 2015 December 31, 2014 Net cash provided by operating activities 3,657 3,845 Adjusted for the effects of: Purchases of property, plant and equipment and intangible assets (931) (1,026) Proceeds from sale of property, plant and equipment 51 33 Changes in financing receivables and other non-current receivables 7 5 Free cash flow 2,784 2,857 Net income attributable to ABB 2,409 2,594 Free cash flow conversion to net income 116% 110%

ABB Ltd Corporate Communications P.O. Box 8131 8050 Zurich Switzerland Tel: Fax: +41 (0)43 317 71 11 +41 (0)43 317 79 58 www.abb.com

July — September 2015 — Q3

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted	Purchased	Sold	Price
NO TRANSACTIONS Q3 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 21, 2015	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance